Exhibit 12.1
Freescale Semiconductor, Ltd. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

(in millions)	Year Ended December 31, 2013(3)	Year Ended December 31, 2012(3)	Year Ended December 31, 2011(3)	Year Ended December 31, 2010(3)	Year Ended December 31, 2009
Earnings:
Earnings (loss) before income taxes(1)	$(168)	$(100)	$(381)	$(1,075)	$507
Less: Capitalized interest	—	—	—	—	—
Add: Fixed charges (per below)	501	531	583	601	582
Total earnings (loss)(2)	$333	$431	$202	$(474)	$1,089

Fixed charges:
Interest expense	$490	$519	$572	$591	$571
Rent expense interest factor	11	12	11	10	11
Total fixed charges	$501	$531	$583	$601	$582
Ratio of earnings to fixed charges	—	—	—	—	1.9

(1)	After adjustments required by Item 503(d) of SEC Regulation S-K, earnings or loss of equity investees.

(2)	As defined in Item 503(d) of SEC Regulation S-K.

(3)	Earnings were inadequate to cover fixed charges for the years ended December 31, 2013, 2012, 2011 and 2010 by $0.2 billion, $0.1 billion, $0.4 billion and $1.1 billion, respectively.